UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )

USANA HEALTH SCIENCES, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

90328M107
(CUSIP Number)

December 31, 2008**
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This Schedule 13G is being filed to update the information set forth in a Schedule 13D filed on May 23, 2008 by a group of which certain of the reporting persons filing this Schedule 13G was a member.

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gull Global Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION The Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 11,025,753(1)
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 11,025,753(1)
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,025,753(1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 45.8%(1)
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Item 4 of this Schedule 13G sets forth the number of shares of the Common Stock covered by this Schedule 13G beneficially owned by the Reporting Persons and/or Gull Holdings (as hereinafter defined) as of December 31 of each of 2008 through 2017 and as of each interim date when the beneficial ownership percentage of the ultimate beneficial owner, Dr. Myron W. Wentz, increased or decreased by more than 5%.

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Myron W. Wentz
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION St. Kitts & Nevis
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 11,025,753(1)
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 11,025,753(1)
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,025,753(1)
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 45.8%(1)
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Item 4 of this Schedule 13G sets forth the number of shares of the Common Stock covered by this Schedule 13G beneficially owned by the Reporting Persons and/or Gull Holdings as of December 31 of each of 2008 through 2017 and as of each interim date when the beneficial ownership percentage of the ultimate beneficial owner, Dr. Myron W. Wentz, increased or decreased by more than 5%.

Explanatory Note:

Common Stock (as defined below) held by the beneficial owners of the Common Stock reported on this Schedule 13G was previously reported on a Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 23, 2008 (the “Schedule 13D”) by Myron W. Wentz (“Dr. Wentz”) and Gull Holdings, Ltd., an Isle of Man company indirectly owned and controlled by Dr. Wentz (“Gull Holdings”), together with certain other reporting persons named in the Schedule 13D in connection with a tender offer for the Common Stock announced on May 13, 2008 (the “Offer”). As a result of the termination of the Offer on July 8, 2008, the persons filing the Schedule 13D ceased to be a group (as disclosed in Item 11 of Amendment No. 8 to the Schedule TO filed by such persons with the Commission on July 16, 2008 in connection with the Offer), and Dr. Wentz and Gull Holdings ceased to be reporting persons for purposes of the Schedule 13D. Between November 2013 and April 2015, Dr. Wentz changed the form of his indirect ownership of the Common Stock indirectly beneficially owned by him by causing Gull Holdings to transfer the Common Stock held by it to Gull Global Limited. This Schedule 13G supersedes the information contained in the Schedule 13D with respect to the Reporting Persons.

Item 1

(a)	Name of Issuer:

USANA HEALTH SCIENCES, INC.

(b)	Address of Issuer’s Principal Executive Offices:

3838 West Parkway Blvd., Salt Lake City, Utah 84120

Item 2

(a)	Names of Persons Filing (collectively, the “Reporting Persons”):

Gull Global Limited (“Gull Global”)

Myron W. Wentz (“Dr. Wentz”)

Dr. Wentz controls the Gull Trust, a trust governed under the laws of The Bahamas that is administered for the benefit of Dr. Wentz and other beneficiaries, which is the sole shareholder of Gull Global Limited.

(b)	Address of Principal Business Office or, if none, Residence:

Gull Global:	Bahamas Financial Center, 2nd Floor Shirley & Charlotte Streets P.O. Box N-4899 Nassau, N.P., Bahamas

Dr. Wentz:	c/o USANA Health Sciences, Inc. 3838 West Parkway Blvd. Salt Lake City, Utah 84120

(c)	Citizenship:

Gull Global: The Bahamas

Dr. Wentz: St. Kitts & Nevis

(d)	Title of Class of Securities:

Common Stock, $0.001 par value

(e)	CUSIP Number:

90328M107

Item 3	If this statement is filed pursuant to Rule 13d-1(b) or 13-d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act;

(b)	☐ Bank as defined in section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act;

(d)	☐ Investment company registered under section 8 of the Investment Company Act;

(e)	☐ An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Sec. 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(K).

Item 4	Ownership.

(a)	Amount beneficially owned:

Gull Global: 11,025,753

Dr. Wentz: 11,025,753, consisting of the shares beneficially owned by Gull Global, which is controlled by Dr. Wentz.

(b)	Percent of Class:

Gull Global: 45.8%

Dr. Wentz: 45.8%

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote:

Gull Global: 0

Dr. Wentz: 0

(ii)	Shared power to vote or to direct the vote:

Gull Global: 11,025,753

Dr. Wentz: 11,025,753

(iii)	Sole power to dispose or to direct the disposition of:

Gull Global: 0

Dr. Wentz: 0

(iv)	Shared power to dispose or to direct the disposition of:

Gull Global: 11,025,753

Dr. Wentz: 11,025,753

(d)	The following table sets forth the number of shares beneficially owned by the Reporting Persons and/or Gull Holdings, Inc. (“Gull Holdings”) as of December 31 of each of 2008 through 2017 and as of each interim date when the beneficial ownership percentage of the ultimate beneficial owner, Dr. Myron W. Wentz, increased or decreased by more than 5%:

Date of Ownership	Amount of Securities Beneficially Owned (1)	Percent of Class
12/31/2008	8,480,540	53.9%
12/31/2009	8,548,040	54.1%
12/31/2010	8,592,040	51.9%
12/31/2011	8,165,040	52.3%
12/31/2012	7,031,167	49.5%
12/31/2013	6,954,167	48.7%
10/8/2014	6,806,110	53.8%
12/31/2014	6,512,110	51.5%
12/31/2015	6,419,110	51.4%
12/31/2016	12,598,220	51.5%
12/31/2017	11,545,653	48.1%

(1)	From 2008 through November 2014 the amounts beneficially owned included Shares subject to equity compensation stock settled stock appreciation rights (“SSARs”) and options, which were held directly by Dr. Wentz. Except for SSARs and options, (i) until November 28, 2013 all shares beneficially owned by the Reporting Persons and/or Gull Holdings were held directly by Gull Holdings; (ii) on November 29, 2013 Gull Holdings transferred 131,788 shares to Gull Global and between November 29, 2013 and March 31,2015 6,443,322 shares were held by Gull Holdings and the remainder by Gull Global; and (iii) on April 1, 2015 Gull Holdings transferred 6,443,322 shares to Gull Global and since then all shares have been held directly by Gull Global. Gull Holdings or Gull Global, as applicable, and Dr. Wentz shared (or share) the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares held directly by Gull Holdings or Gull Global, as applicable. From February 20, 2014 until April 1, 2015, Gull Global was the sole shareholder of Gull Holdings and as a result shared the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares held directly by Gull Holdings. Dr. Wentz had sole power to vote or direct the vote of, and to dispose or direct the disposition of, shares subject to SSARs and options.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8	Identification and Classification of Members of the Group.

Not applicable

Item 9	Notice of Dissolution of a Group.

Not applicable

Item 10	Certification

Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2018

Gull Global Limited

By:	/s/ Sharon Greene-Evans Selwyn Richardson
Name:	Sharon Greene-Evans Selwyn Richardson
Title:	Authorized Signatories for and on behalf of Baraterre Limited & Tarpumbay Limited – Directors

MYRON W. WENTZ

/s/ Myron W. Wentz
Myron W. Wentz

Exhibit A

JOINT FILING AGREEMENT

Each of the undersigned hereby agrees that this statement on Schedule 13G is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: May 18, 2018

Gull Global Limited

By:	/s/ Sharon Greene-Evans Selwyn Richardson
Name:	Sharon Greene-Evans Selwyn Richardson
Title:	Authorized Signatories for and on behalf of Baraterre Limited & Tarpumbay Limited – Directors

MYRON W. WENTZ

/s/ Myron W. Wentz
Myron W. Wentz